                                             Filer: Journal Communications, Inc.
                                           Filer: Journal Employees' Stock Trust
                                                      Filer: The Journal Company

                           Pursuant To Rule 425 under the Securities Act of 1933
                          and deemed filed pursuant to Rules 13e-4(c), 14a-12(b) and 14d-2(b) under the Securities Exchange Act of 1934

                                   Subject Company: Journal Communications, Inc.
                                                  Journal Employees' Stock Trust
                                                             The Journal Company
                                                           Reg. No. (333-105209)



FOR MORE INFORMATION:                                     FOR IMMEDIATE RELEASE:
Bob Dye                                                   May 14, 2003
414-224-2725
rdye@jc.com



JOURNAL COMMUNICATIONS, INC. FILES REGISTRATION STATEMENTS

Milwaukee, Wis. - Journal Communications today announced a plan for a new permanent capital structure, including a share exchange and an initial public offering.

In the share exchange, current shareholders and unitholders would receive shares of class B common stock, which would have 10 votes per share. A Registration Statement on Form S-1 was filed with the Securities and Exchange Commission related to the initial public offering. Class A common stock with one vote per share would be offered to the public.

The company also filed a joint proxy statement/prospectus with the SEC relating to the new capital structure.

The plan is subject to the approval of the shareholders of Journal Communications, including approvals required under the Journal Employees' Stock Trust Agreement.

Morgan Stanley and Robert W. Baird & Co. are serving as the managing underwriters of the public offering. A prospectus may be obtained from Morgan Stanley, 1585 Broadway, New York, NY 10036, or Robert W. Baird & Co., 777 E. Wisconsin Ave., Milwaukee, WI 53202.

Journal Communications is a diversified media and communications company operating businesses in newspaper publishing, radio and television broadcasting, telecommunications and printing services. In addition, the company operates a label printing business and a direct marketing services business.

A Registration Statement on Form S-1 relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                                     (more)

Page Two
May 14, 2003

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "The Journal Company." As of the date of this press release, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

                                      # # #

[Letterhead of Journal]

May 14, 2003

Dear Journal Communications Employees and Unitholders,

I appreciate your patience during the past months as company management and the board of directors have undertaken a thorough and comprehensive analysis of potential sources of permanent capital for our company. After careful and thoughtful deliberations, our plan is to put in place a new capital structure. The steps of putting this in place include an exchange of units for shares and an initial public offering. This plan, which has the unanimous support of the board and senior management of the company, is described in documents that we filed today with the Securities and Exchange Commission (SEC), in Washington, D.C.

Our current capital structure has served the company and unitholders well for 66 years. But the complex and increasingly competitive business environment in which we operate requires that we create a capital structure that better meets the needs of the company today, allowing us to continue to build our businesses and pursue new opportunities for growth.

Having a base of permanent capital will provide us with a whole range of new options and the financial flexibility to better shape our company and its future. For example, as a public company we can use our stock as a currency to make acquisitions. It will also measurably improve the company's ability to access a range of new sources of capital. We believe this increased financial flexibility will allow us to compete in the marketplace with bigger and better capitalized competitors; help in our quest to grow the company's businesses and capitalize on new business opportunities; and accelerate our ability to achieve our strategic vision for Journal Communications.

The best and smartest decisions for our company are by extension the best and smartest decisions for us as employees and owners. After much careful consideration, we believe that this proposed plan is the best way to preserve and grow the vitality of our business and to position us to maximize long-term shareholder value.

Being a public company will create a ready market for those who wish to buy and sell shares once we have a well-established market. Importantly, this liquid market for the shares will enable you to, over time, sell a portion of your holdings to reduce your Stock Plan debt or to diversify your investment portfolio.

Integrity, high ethical standards, accountability and respect are the core values that make Journal Communications the special place that it is today. Our culture and tradition of excellence, which is predicated on entrepreneurial employee ownership, is something that should be a source of pride for all of us. I'd like to emphasize that this important part of our culture - and our success
- will be protected through this transaction. The plan is designed to retain voting control in the hands of current and former Journal Communications employees and the heirs of Harry J. Grant. In fact, the Grant family shareholders have already given their approval of the plan.

Our unitholders' purchases of units have represented an important source of funding for our business over many years. Now, we need additional sources of capital to grow, and wish to provide unitholders the opportunity to significantly reduce or, over time, eliminate their Stock Plan debt, while continuing to hold an investment in the company.

This is a transforming event for Journal Communications, but we are not the first to go down this path. United Parcel Service was private and employee-owned for nearly a hundred years before their successful IPO in 1999. Other well-established and successful media companies made important decisions to raise equity from the public some years ago. Examples include The Washington Post Company, The New York Times Company, E.W. Scripps, Pulitzer and McClatchy. Like we plan to do, all of these businesses retained voting control in the hands of the same people who owned them as a private company, and have increased their growth and shareholder value as a result.

After receiving approval from our board of directors, we filed today a registration statement with the SEC, the federal government agency that oversees securities offerings and securities markets. This registration statement is not final at this time. A complete copy of the preliminary version of this joint proxy statement/prospectus is being mailed with this letter to the homes of all unitholders and the Grant family shareholders.

For now, all we suggest you do is review the preliminary joint proxy statement/prospectus to become better informed about what is being proposed. In the coming weeks, the company will be hosting a number of employee informational meetings. I encourage you to make every effort to attend one of these meetings.

Along with this letter, I have enclosed a copy of the Journal Communications news release that was issued today to the media.

We are now "in registration" with the SEC and, until cleared by the SEC, we are unable to provide you or anyone else with any information beyond what we have filed. This is referred to as being in a "quiet period." Given these important legal restrictions, I will ask for your cooperation in not discussing the proposed transaction with anyone outside the company, including members of the news media. Doing so could be misconstrued as a statement by the company.

You no doubt will have many questions about what is proposed. One of the sections of the joint proxy statement/prospectus is written in question and answer format, and there we have tried to anticipate and answer most of your questions. Attending an employee informational meeting will give the board and management the opportunity to provide you an overview and answer any questions you may have.

You may access these filings with the SEC on their Web site (www.sec.gov) under "The Journal Company." Questions may be sent to me at ssmith@jc.com. Within the bounds of the legal restrictions applicable to the "quiet period," we will be happy to respond to your questions. The Stock Plan trustees are in the process of reviewing the proposed transaction and will be provided a copy of all inquiries and responses, so they can keep up-to-date on unitholder views and concerns.

I look forward to discussing with you this historic and important step in the company's history.

Sincerely,

/s/ Steven J. Smith

Steven J. Smith
ssmith@jc.com
414-224-2425

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "The Journal Company." As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

                                  PHONE SCRIPT

Hi, this is ____________ calling from Journal Communications. Today Chairman & CEO Steve Smith announced that the company plans to put in place a new capital structure including an exchange of units for shares and an initial public offering. This plan has the unanimous support of the board of directors and senior management.

A letter detailing this plan and a copy of the news release issued this morning are currently en route to you. Included in that mailing is a copy of the preliminary version of the joint proxy statement and prospectus just filed with the SEC.

I am calling to invite you to attend a special informational meeting with Steve Smith about this announcement. Three times have been scheduled: today at 2:00 p.m., tomorrow at 10:00 a.m. and tomorrow at 6:00 p.m. All three meetings will be held at the Bradley Center, which is located on 4th and State Streets. Limited complimentary parking is available at the Bradley Center parking structure on 6th Street between State St. and Highland, directly across from MATC. Tell the attendant that you are there for the Journal Communications meeting. The attendant will give you a ticket, which you will need to return to an attendant when leaving the structure.

All attendees will enter the Bradley Center building on the east side, through gates A and B. That means that if you park in the Bradley Center parking structure, you will then need to walk outside one and a half blocks to the entrance. The west side doors will not be open.

Please note that these meetings are for employees and unitholders only. It is not open to the public.

Again, you are invited to one of three special informational meetings regarding today's new capital structure announcement. The first meeting is today at 2:00 p.m. Another is scheduled for tomorrow at 10:00 a.m., and the third will be held tomorrow at 6:00 p.m. All three meetings will be held at the Bradley Center. A complete package of information regarding the announcement was mailed to you today. Please note that, if you wish to access some of the SEC filings referenced in the letter and press release on the SEC's website, www.sec.gov, you may need to refer to The Journal Company as "Journal Co"

                              MEETING ANNOUNCEMENT

Please plan to attend a special informational meeting with Chairman & CEO Steve Smith regarding the new permanent capital structure announcement.

Wednesday, May 14
2:00 p.m.
Bradley Center
(4th & State Streets, Milwaukee)

Two additional meetings will be held tomorrow, May 15, for those who cannot attend today. The first will be at 10 a.m., and the second at 6 p.m. Again, both will be held at the Bradley Center. Enter through Gates A & B on the east (4th Street) side of the building.

These meetings are open only to employees and unitholders of Journal Communications.

Leaders from all southeastern Wisconsin-based Journal Communications' companies have been asked to make some allowances so any employee who wishes to attend one of these meetings may do so.

Limited complimentary parking is available at the Bradley Center parking structure on 6th Street between State St. and Highland, directly across from MATC. Tell the attendant that you are there for the Journal Communications meeting.

                        E-MAIL MESSAGE: JOURNAL SENTINEL

[Subject: An Important Message from Chairman & CEO Steve Smith]

Attached is:
a letter from Chairman & CEO Steve Smith;
a copy of a news release issued this morning;
and, an invitation to one of three special informational meetings with Steve Smith scheduled for today and tomorrow. These meetings are for employees and unitholders only.

Copies of the letter and news release have also been faxed to your location and mailed to your home. Also in the mail to you is a copy of the preliminary version of the 100+ page joint proxy statement and prospectus filed today with the Securities and Exchange Commission (SEC). Please note that, if you wish to access some of the SEC filings referenced in the letter and press release on the SEC's website, www.sec.gov, you may need to refer to The Journal Company as "Journal Co"

         E-MAIL COVER MESSAGE REGARDING THE LETTER AND NEWS RELEASE:
      ADD INC., JOURNAL BROADCAST GROUP, NORLIGHT TELECOMMUNICATIONS,
     IPC PRINT SERVICES, NORTHSTAR PRINT GROUP, PRIMENET MARKETING SERVICES

Attached is a letter from Chairman & CEO Steve Smith and a copy of a news release issued this morning. Copies of the letter and news release have also been faxed to your location and mailed to your home. Also in the mail to you is a copy of the preliminary version of the 100+ page joint proxy statement and prospectus filed today with the Securities and Exchange Commission (SEC). Please note that informational meetings for employees and unitholders at some locations outside the metro-Milwaukee area are in the process of being scheduled and will be announced shortly. For employees in or near the metro-Milwaukee area, watch for a second e-mail detailing three informational meetings scheduled today and tomorrow.

Please note that, if you wish to access some of the SEC filings referenced in the letter and press release on the SEC's website, www.sec.gov, you may need to refer to The Journal Company as "Journal Co"

                                      * * *

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "The Journal Company." As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus of Journal Communications, Inc.

and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.